SUBJECT TO COMPLETION, DATED <u>NOVEMBER</u> [   ], 20

$75,000,000



Full Circle Capital Corporation

Common Stock
Preferred Stock
Subscription Rights
Debt Securities
Warrants

> We are currently seeking similar approval from our common stockholders at our upcoming special stockholders meeting scheduled for January 2014, which would extend our ability to issue shares of our common stock at a price below net asset value per share for an additional year.

We are an externally managed non-diversified closed-end management investment company that has elected to be treated as a business development company under the Investment Company Act of 1940, or the "1940 Act." Our investment objective is to generate both current income and capital appreciation through debt and equity investments.

We may offer, from time to time, in one or more offerings or series, up to $75,000,000 of our common stock, preferred stock, subscription rights to purchase shares of our common stock, debt securities, and warrants representing rights to purchase shares of our common stock, preferred stock or debt securities, which we refer to, collectively, as our "securities." The preferred stock, subscription rights, warrants and debt securities offered hereby may be convertible or exchangeable into shares of our common stock. The securities may be offered at prices and on terms to be described in one or more supplements to this prospectus.

Absent approval by the majority of our common stockholders, the offering price per share of our common stock less any underwriting commissions or discounts will generally not be less than the net asset value per share of our common stock at the time we make the offering unless we issue shares in connection with a rights offering to our existing stockholders or under such other circumstances as the SEC may permit. On February 1, 2013, our common stockholders voted to allow us to issue common stock at a price below net asset value per share for a period of approximately one year ending on January 17, 2014. The maximum number of shares issuable below net asset value in each offering is limited to 25% of our then outstanding common stock. In addition, we cannot issue shares of our common stock below net asset value unless our Board of Directors determines that it would be in our and our stockholders' best interests to do so. Sales of common stock at prices below net asset value per share dilute the interests of existing stockholders, have the effect of reducing our net asset value per share and may reduce our market price per share. In addition, continuous sales of common stock below net asset value may have a negative impact on total returns and could have a negative impact on the market price of our shares of common stock. See "Sales of Common Stock Below Net Asset Value."

Our securities may be offered directly to one or more purchasers, or through agents designated from time to time by us, or to or through underwriters or dealers. The prospectus supplement relating to an offering will identify any agents or underwriters involved in the sale of our securities, and will disclose any applicable purchase price, fee, commission or discount arrangement between us and our agents or underwriters or among our underwriters or the basis upon which such amount may be calculated. See "Plan of Distribution." We may not sell any of our securities through agents, underwriters or dealers without delivery of this prospectus and a prospectus supplement describing the method and terms of the offering of such securities.

Our common stock is traded on the NASDAQ Global Market under the symbol "FULL." On November [   ], 2013, the last reported sales price on the NASDAQ Global Market for our common stock was $[   ] per share. We are required to determine the net asset value per share of our common stock on a quarterly basis. Our net asset value per share of our common stock as of September 30, 2013 was $7.48. As of September 30, 2013, 43% of our debt portfolio at fair value consisted of debt securities and asset-based revolving lines of credit for which issuers were not required to make principal payments until the maturity of such debt securities, which could result in a substantial loss to us if such issuers are unable to refinance or repay their debt at maturity.

An investment in our securities is subject to risks and involves a heightened risk of total loss of investment. In addition, the companies in which we invest are subject to special risks. For example, we invest in securities that are rated below investment grade by rating agencies or that would be rated below investment grade if they were rated. Below investment grade securities, which are often referred to as "high yield" or "junk," have predominantly speculative characteristics with respect to the issuer's capacity to pay interest and repay principal. See "Risk Factors" beginning on page 16 to read about factors you should consider, including the risk of leverage, before investing in our securities.

Neither the SEC nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus may not be used to consummate sales of securities unless accompanied by a prospectus supplement.

Please read this prospectus and any accompanying prospectus supplements before investing and keep each for future reference. This prospectus and any accompanying prospectus supplements contain important information about us that a prospective investor ought to know before investing in our securities. We file annual, quarterly and current reports, proxy statements and other information with the SEC (*http://www.sec.gov*), which is available free of charge by contacting us by mail at 800 Westchester Ave., Suite S-620, Rye Brook, NY 10573, by telephone at (914) 220-6300 or on our website at *http://www.fccapital.com*.

> In addition, a substantial portion of our debt investments have variable interest rates that reset periodically based on benchmarks such as the London-Interbank Offered Rate and prime rate. As a result, significant increases in such benchmarks in the future would make it more difficult for these borrowers to service their obligations under the debt investments that we hold.

financial performance and industry dynamics of each potential portfolio company. In underwriting a potential borrower, they engage in a variety of quantitative and qualitative stress tests, and analyze our ability to successfully liquidate a favorable collateral package underlying a loan in the event of default. These processes continue during the portfolio monitoring process, when our investment adviser will, depending on the borrower, analyze monthly and/or quarterly financial statements versus the previous periods and year, review financial projections, conduct field examinations, meet with management, attend board meetings, review all compliance certificates and covenants and regularly assess the financial and business conditions and prospects of borrowers.

Market Opportunity

We believe that the current credit environment provides favorable opportunities to achieve attractive risk-adjusted returns on the types of asset-based senior secured loans we target. In particular, we believe that demand for financing from smaller to lower middle-market companies is largely outpacing the availability of lenders that have traditionally served this market. While this has traditionally been an underserved market, we believe the supply-demand imbalance of loans to smaller borrowers was exacerbated by the credit crisis in 2008/2009, and has not fully recovered. We believe that bank consolidations, the failure of a number of alternative lending vehicles due to poor underwriting practices and an overall tightening of underwriting standards has significantly reduced the number and activity level of potential lenders.

Thus we believe that the current credit markets combined with certain long term trends associated with lending to smaller and lower middle-market companies provide the ideal market environment for our strategy.

- *Competitive Edge and Skill Set*. Our core strength of providing efficient and flexible lending solutions to smaller and lower middle-market companies requires a market approach and skill set that we believe is generally not found in larger or more localized regional lenders. We believe that many of the companies we target operate in industries that are less visible or too specialized for larger mainstream institutions or investors, or alternatively, require too little funding or are too localized for larger financial institutions to consider, particularly in cases where those institutions lack the requisite industry-specific knowledge and expertise. From 1992 through 2012, loan composition for banks sized greater than $1 billion in assets showed a decline of commercial and industrial loans from 30% of net loans to 22% of net loans, while real estate lending grew from 39% to 50%. Accordingly, we believe that many potential competitive bank lenders lack the personnel or lending experience required to address the very strong market demand for commercial and industrial lending.

The July 2013 Senior Loan Officer Opinion Survey on Bank Lending Practices reported that larger domestic banks noted stronger demand during the second quarter of 2013. In the July survey, it was reported that modest fractions of domestic banks reported having eased their standards across major loan categories during the second quarter. However, bankers' easing of standards is more popular among their larger clients than it is with smaller ones. While 20% of respondents said they were easing terms on the maximum size of credit lines to large and middle-market firms (annual sales of $50 million or more), only 10% of respondents said they were doing the same for small firms (defined as those with annual sales of less than $50 million) and the remaining respondents reported no change. Regarding the costs of credit lines, 46% of respondents reported easing terms to borrowers, while 37% of respondents reported doing the same for small firms and the remaining respondents reported no change. Furthermore, more than 29% of respondents reported having eased covenant requirements for large clients, while just 16% reported a similar easing of standards for their smaller clients. Banks' general reticence to loosen terms to smaller firms remains despite the fact that respondents' answers for the outlook for asset quality revealed that moderate to large fractions of banks expect improvements in credit quality in most major loan categories.

The report also stated that domestic banks indicated that demand for business loans had strengthened, and they continued to report a rise in the number of inquiries from potential business borrowers, of all sizes, regarding new or increased credit lines. At the same time, U.S. branches and agencies of foreign banks, which mainly lend to businesses, reported little change in their lending standards, while demand for their loans was reportedly stronger on net. Additionally, the report

stated that a majority of domestic banks have recently reported strong demand for commercial and industrial loans due to increases in customers' funding needs related to inventories, accounts receivable, investment in plans or equipment and mergers and acquisitions. We believe these bank lending market conditions will continue to exacerbate existing funding gaps for firms comprising our target market. Additionally, we believe our strengths include the ability to originate, underwrite and manage a more labor intensive portfolio consisting of debt investments in smaller companies, and to perform due diligence and manage portfolio activities on an ongoing basis.

- *Strong Demand For Capital Coupled with Fewer Providers*. We believe there has long been a combination of demand for capital and an underserved market for capital addressing smaller and lower middle-market borrowers. Further, we believe the supply-demand imbalance of smaller borrowers to lenders serving that market was exacerbated by the credit crisis in 2008/2009, and has not fully recovered. We believe there is robust demand for continued growth capital as well as demand from very significant refinancing requirements of many borrowers as debt facilities come due, given the lack of willing and qualified capital providers. We believe these market conditions have been further exacerbated in the current environment due to:

   o larger lenders exiting this market to focus on larger investment opportunities which are more appropriate for their operating cost structures;

   o the elimination of many specialized lenders from the market due to lack of capital as a result of, for instance, the closing off of the securitization market or their own poor performance; and

   o the need for certain capital providers to reduce lending activities due to their reduced access to capital and the overall deleveraging of the financial market. With the decreased availability of debt capital for smaller to lower middle-market borrowers, combined with the significant demand for refinancing, we believe there are increased lending opportunities for us.

- *More Conservative Deal Structures*. As a result of, and in the aftermath of, the 2008/2009 credit crisis, we believe lenders are mandating less leverage, more equity and tighter loan covenants than what had previously been customary. We believe that lower purchase prices for assets and lower debt multiples, combined with greater equity cushions beneath loans, allows for greater cash flow for debt service, creating faster loan repayments despite overall higher debt costs to borrowers. We believe this aspect provides considerable cushion against underperformance and default of borrowers as well as faster de-risking of loan positions as credit statistics improve over the term of the loan facilities.

- *Attractive Return Profile*. We believe the reduced access to, and reduced availability of, debt capital has decreased competition in smaller to lower middle-market lending which had already become less competitive and more fragmented prior to the credit crisis, resulting in a better market for loan pricing. We believe that the withdrawal of many traditional senior lenders from the market, combined with reduced advance rates and leverage levels, allows for stretch senior lenders to charge rates that typically reflect mezzanine or subordinated structures for entire facilities, while maintaining first lien senior secured positions over the loan collateral provided by the borrowers. Our investment adviser's investment committee has experienced this attractive return environment since the onset of the credit crisis in the second half of 2008, when transactions originated by them saw increased returns from interest and fees charged, as well as more meaningful warrant participations.

RISK FACTORS

The value of our assets, as well as the market price of our shares, will fluctuate. Our investments may be risky, and you may lose all or part of your investment in us. Investing in us involves other risks, including the following:

- We have a limited operating history as a business development company;

- We are dependent upon Full Circle Advisors' investment committee for our future success;

- We operate in a highly competitive market for investment opportunities.

FEES AND EXPENSES

The following table is intended to assist you in understanding the costs and expenses that you will bear directly or indirectly. We caution you that some of the percentages indicated in the table below are estimates and may vary. Except where the context suggests otherwise, whenever this prospectus contains a reference to fees or expenses paid by "us" or "Full Circle Capital," or that "we" will pay fees or expenses, you will indirectly bear such fees or expenses as an investor in us.

Stockholder transaction expenses:

Sales load (as a percentage of offering price)	—%[1]
Offering expenses borne by us (as a percentage of offering price)	—%[2]
Dividend reinvestment plan expenses	None[3]
Total stockholder transaction expenses (as a percentage of offering price)	—%

Annual expenses (as a percentage of net assets attributable to common stock):

Base management fee	2.97%[4]
Incentive fees payable under our investment advisory agreement	2.13%[5]
Interest payments on borrowed funds	4.88%[6]
Other expenses (estimated)	3.58%[7]
Total annual expenses	13.56%][8]

EXAMPLE

The following example, required by the SEC, demonstrates the projected dollar amount of total cumulative expenses that would be incurred over various periods with respect to a hypothetical investment in our common stock. In calculating the following expense amounts, we assumed we would maintain our current amount of leverage and that our operating expenses would remain at the levels set forth in the table above. In the event that shares to which this prospectus relates are sold to or through underwriters, a corresponding prospectus supplement will restate this example to reflect the applicable sales load.

	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses on a $1,000 investment, assuming a 5% annual return	$124	$346	$536	$900

The example and the expenses in the tables above should not be considered a representation of our future expenses, and actual expenses may be greater or less than those shown. Moreover, while the example assumes, as required by the SEC, a 5.0% annual return, our performance will vary and may result in a return greater or less than 5.0%. The incentive fee under the Investment Advisory Agreement, which, assuming a 5.0% annual return, would either not be payable or have a de minimis effect, is nonetheless included in the example for illustrative purposes based upon the estimated annual expenses relating thereto as set forth above. If we achieve sufficient returns on our investments to trigger an incentive fee of a material amount, our expenses, and returns to our investors, would be higher. In addition, while the example assumes reinvestment of all dividends and distributions at net asset value, participants in our dividend reinvestment plan may receive shares valued at the market price in effect at that time. This price may be at, above or below net asset value. See "Dividend Reinvestment Plan" for additional information regarding our dividend reinvestment plan.

---

(1) In the event that the securities to which this prospectus relates are sold to or through underwriters, a corresponding prospectus supplement will disclose the maximum applicable sales load and the "Example" will be updated accordingly.

(2) The prospectus supplement corresponding to each offering will disclose the maximum applicable offering expenses and maximum total stockholder transaction expenses as a percentage of the offering price.

(3) The expenses of the dividend reinvestment plan are included in "other expenses."

(4) Assumes gross assets of $96.2 million and net assets of $56.6 million. Our base management fee payable under the Investment Advisory Agreement is based on our gross assets, which is defined as all the assets of Full Circle Capital, including those acquired using borrowings for investment purposes. Because we

The fact that our base management fee is payable based upon our gross assets may encourage Full Circle Advisors to use leverage to make additional investments.

use borrowings for investment purposes, it has the effect of increasing our gross assets upon which our base management fee is calculated, while our net assets remain unchanged. See "Investment Advisory Agreement."

(5) Assumes that annual incentive fees earned by Full Circle Advisors remain consistent with the incentive fees earned by Full Circle Advisors during the quarter ended September 30, 2013. Incentive fees would increase if, and to the extent that, we earn greater interest income through our investments in portfolio companies and realize additional capital gains upon the sale of warrants or other equity investments in such companies. The incentive fee consists of two parts. The first part, which is payable quarterly in arrears, equals 20.0% of the excess, if any, of our "Pre-Incentive Fee Net Investment Income" that exceeds a 1.75% quarterly (7.0% annualized) hurdle rate, which we refer to as the Hurdle, subject to a "catch-up" provision measured at the end of each calendar quarter. The first part of the incentive fee is computed and paid on income that may include interest that is accrued but not yet received in cash. The operation of the first part of the incentive fee for each quarter is as follows:

- no incentive fee is payable to our investment adviser in any calendar quarter in which our Pre-Incentive Fee Net Investment Income does not exceed the Hurdle of 1.75%;

- 100% of our Pre-Incentive Fee Net Investment Income with respect to that portion of such Pre-Incentive Fee Net Investment Income, if any, that exceeds the Hurdle but is less than 2.1875% in any calendar quarter (8.75% annualized) is payable to our investment adviser. We refer to this portion of our Pre-Incentive Fee Net Investment Income (which exceeds the Hurdle but is less than 2.1875%) as the "catch-up." The "catch-up" is meant to provide our investment adviser with 20.0% of our Pre-Incentive Fee Net Investment Income, as if a Hurdle did not apply when our Pre-Incentive Fee Net Investment Income exceeds 2.1875% in any calendar quarter; and

- 20.0% of the amount of our Pre-Incentive Fee Net Investment Income, if any, that exceeds 2.1875% in any calendar quarter (8.75% annualized) is payable to our investment adviser (once the Hurdle is reached and the catch-up is achieved, 20.0% of all Pre-Incentive Fee Investment Income thereafter is paid to our investment adviser).

The second part of the incentive fee equals 20.0% of our "Incentive Fee Capital Gains," if any, which equals our realized capital gains on a cumulative basis from inception through the end of each calendar year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gain incentive fees. The second part of the incentive fee is payable, in arrears, at the end of each calendar year (or upon termination of the Investment Advisory Agreement, as of the termination date). For a more detailed discussion of the calculation of this fee, see "Investment Advisory Agreement."

(6) Assumes we maintain our level of outstanding borrowings as of September 30, 2013, which consisted of $21.9 million outstanding under our senior secured credit facility (the "Credit Facility") with Sovereign Bank, N.A. ("Sovereign Bank"), as administrative agent, and $21.1 million principal amount of 8.25% Notes due 2020 (the "Notes") outstanding. "Interest payments on borrowed funds" represents our expected interest expense for the next twelve months, plus underwriting discounts, fees and expenses associated with debt obligations which are amortized over the life of such obligations. Such expenses are borne directly or indirectly by our common shareholders. For the quarter ended September 30, 2013, our effective annualized average interest rate, which includes all interest and related costs, was 6.64%. We may also issue preferred stock, which may be considered a form of leverage. While we have no present intent to do so during the twelve months following the date of this prospectus, in the event we were to issue preferred stock, our borrowing costs, and correspondingly our total annual expense, including our base management fee as a percentage of our net assets, would increase.

(7) Assumes that the amount of our operating expenses remains consistent with the operating expenses incurred by us during the quarter ended September 30, 2013.

(8) The holders of shares of our common stock (and not the holders of our debt securities, if any) indirectly bear the cost associated with our annual expenses.

The risk factors described below are the principal risk factors associated with an investment in our securities, as well as those factors generally associated with an investment company with investment objectives, investment policies, capital structure or trading markets similar to ours.

RISK FACTORS

Investing in our securities involves a number of significant risks. In addition to the other information contained in this prospectus and any accompanying prospectus supplement, you should consider carefully the following information before making an investment in our securities. The risks set out below are the principal risks with respect to an investment in our securities, and with respect to business development companies. They may not be the only risks we face. Additional risks and uncertainties not presently known to us or not presently deemed material by us might also impair our operations and performance. If any of the following events occur, our business, financial condition and results of operations could be materially and adversely affected. In such case, our net asset value and the trading price of our securities could decline, and you may lose all or part of your investment.

Risks Relating to Our Business and Structure

Our investment portfolio is recorded at fair value, with our Board of Directors having final responsibility for overseeing, reviewing and approving, in good faith, its estimate of fair value and, as a result, there is uncertainty as to the value of our portfolio investments.

Under the 1940 Act, we are required to carry our portfolio investments at market value or, if there is no readily available market value, at fair value as determined by us in accordance with our written valuation policy, with our Board of Directors having final responsibility for overseeing, reviewing and approving, in good faith, our estimate of fair value. Typically, there will not be a public market for the securities of the privately held companies in which we invest. As a result, we value these securities quarterly at fair value based on input from management, third party independent valuation firms and our audit committee, with the oversight, review and approval of our Board of Directors.

The determination of fair value and consequently, the amount of unrealized gains and losses in our portfolio, are to a certain degree, subjective and dependent on a valuation process approved by our Board of Directors. Certain factors that may be considered in determining the fair value of our investments include estimates of the collectability of the principal and interest on our debt investments and expected realization on our equity investments, as well as external events, such as private mergers, sales and acquisitions involving comparable companies. Because such valuations, and particularly valuations of private securities and private companies, are inherently uncertain, they may fluctuate over short periods of time and may be based on estimates. Our determinations of fair value may differ materially from the values that would have been used if a ready market for these securities existed. Due to this uncertainty, our fair value determinations may cause our net asset value on a given date to materially understate or overstate the value that we may ultimately realize on one or more of our investments. As a result, investors purchasing our securities based on an overstated net asset value would pay a higher price than the value of our investments might warrant. Conversely, investors selling securities during a period in which the net asset value understates the value of our investments will receive a lower price for their securities than the value of our investments might warrant.

Our financial condition and results of operations depend on our ability to effectively manage and deploy capital.

Our ability to achieve our investment objective depends on our ability to effectively manage and deploy capital, which depends, in turn, on our investment adviser's ability to identify, evaluate and monitor, and our ability to finance and invest in, companies that meet our investment criteria.

Accomplishing our investment objective on a cost-effective basis is largely a function of our investment adviser's handling of the investment process, its ability to provide competent, attentive and efficient services and our access to investments offering acceptable terms. In addition to monitoring the performance of our existing investments, our investment adviser's investment committee may also be called upon, from time to time, to provide managerial assistance to some of our portfolio companies. These demands on their time may distract them or slow the rate of investment.

Even if we are able to grow and build upon our investment operations, any failure to manage our growth effectively could have a material adverse effect on our business, financial condition, results of operations and prospects. The results of our operations will depend on many factors, including the availability of

16

In addition, the Credit Facility and Notes impose, and any other debt facility into which we may enter would likely impose, financial and operating covenants that restrict our business activities, including limitations that could hinder our ability to finance additional loans and investments or to make the distributions required to maintain our status as a RIC under Subchapter M of the Code. For example, the Credit Facility requires us to maintain a minimum balance sheet leverage ratio and subjects us to prepayment fees in certain circumstances.

Illustration. The following table illustrates the effect of leverage on returns from an investment in our common stock assuming various annual returns, net of expenses. The calculations in the table below are hypothetical and actual returns may be higher or lower than those appearing below.

Assumed Return on Our Portfolio[1][2]
(net of expenses)

	-10.0%	-5.0%	0.0%	5.0%	10.0%
Corresponding net return to common stockholder	-21.76%	-13.40%	-5.05%	3.30%	11.66%

(1) Assumes $94.6 million in total portfolio assets, $43.1 million in average debt outstanding, $56.6 million in net assets, and an average cost of funds of 6.64%. Actual interest payments may be different.

(2) In order for us to cover our annual interest payments on indebtedness, we must achieve annual returns on our September 30, 2013 total assets of at least 3.02%.

Pending legislation may allow us to incur additional leverage.

As a BDC, under the 1940 Act we generally are not permitted to incur indebtedness unless immediately after such borrowing we have an asset coverage for total borrowings of at least 200% (i.e., the amount of debt may not exceed 50% of the value of our assets). Recent legislation introduced in the U.S. House of Representatives, if passed, would modify this section of the 1940 Act and increase the amount of debt that BDCs may incur by modifying the asset coverage percentage from 200% to 150%. As a result, we may be able to incur additional indebtedness in the future and therefore your risk of an investment may increase.

An inability to raise capital or access debt financing could negatively affect our business.

We will need to periodically access the capital markets to raise cash to fund new investments. We have elected to be treated as a RIC and operate in a manner so as to qualify for the U.S. federal income tax treatment applicable to RICs. Among other things, in order to maintain our RIC status, we must distribute to our stockholders on a timely basis generally an amount equal to at least 90% of our investment company taxable income (as defined by the Code), and, as a result, such distributions will not be available to fund investment originations. As a result, we must continue to borrow from financial institutions and issue additional securities to fund our growth. Unfavorable economic or capital market conditions may increase our funding costs, limit our access to the capital markets or could result in a decision by lenders not to extend credit to us. Over the past several years, the capital markets and the credit markets have been experiencing extreme volatility and disruption and, accordingly, there has been and will continue to be uncertainty in the financial markets in general. An inability to successfully access the capital or credit markets for either equity or debt could limit our ability to grow our business and fully execute our business strategy and could decrease our earnings, if any.

If the fair value of our assets declines substantially, we may fail to maintain the asset coverage ratios imposed upon us by the 1940 Act. Any such failure, or a tightening or general disruption of the credit markets, would affect our ability to issue senior securities, including borrowings, and pay dividends, which could materially impair our business operations.

We may experience fluctuations in our quarterly results.

We could experience fluctuations in our quarterly operating results due to a number of factors, including our ability or inability to make investments in companies that meet our investment criteria, the interest rate payable on the debt securities we acquire, the level of portfolio dividend and fee income, the level of our

22

alternative lending vehicles due to poor underwriting practices and an overall tightening of underwriting standards has significantly reduced the number and activity level of potential lenders. Thus we believe that the current credit markets combined with certain long term trends associated with lending to smaller and lower middle-market companies provide the ideal market environment for our strategy.

- • *Competitive Edge and Skill Set*. Our core strength of providing efficient and flexible lending solutions to smaller and lower middle-market companies requires a market approach and skill set that we believe is generally not found in larger or more localized regional lenders. We believe that many of the companies we target operate in industries that are less visible or too specialized for larger mainstream institutions or investors, or alternatively, require too little funding or are too localized for larger financial institutions to consider, particularly in cases where those institutions lack the requisite industry-specific knowledge and expertise. From 1992 through 2012, loan composition for banks sized greater than $1 billion in assets showed a decline of commercial and industrial loans from 30% of net loans to 22% of net loans, while real estate lending grew from 39% to 50%. Accordingly, we believe that many potential competitive bank lenders lack the personnel or lending experience required to address the very strong market demand for commercial and industrial lending.

Conform to edits on pg. 5 and 6

The July 2013 Senior Loan Officer Opinion Survey on Bank Lending Practices reported that larger domestic banks noted stronger demand for loans during the second quarter of 2013. In the January survey, it was reported that modest fractions of domestic banks reported having eased their standards across major loan categories during the fourth quarter. However, bankers' easing of standards is more popular among their larger clients than it is with smaller ones. While 20% of respondents said they were easing terms on the maximum size of credit lines to large and middle-market firms (annual sales of $50 million or more), only 10% of respondents said they were doing the same for small firms (defined as those with annual sales of less than $50 million) and the remaining respondents reported no change. Regarding the costs of credit lines, 46% of respondents reported easing terms to borrowers, while 37% of respondents reported doing the same for small firms and the remaining respondents reported no change. Furthermore, more than 29% of respondents reported having eased covenant requirements for large clients, while just 16% reported a similar easing of standards for their smaller clients. Banks' general reticence to loosen terms to smaller firms remains despite the fact that respondents' answers for the outlook for asset quality revealed that moderate to large fractions of banks expect improvements in credit quality in most major loan categories.

The report also stated that domestic banks indicated that demand for business loans had strengthened, and they continued to report a rise in the number of inquiries from potential business borrowers, of all sizes, regarding new or increased credit lines. At the same time, U.S. branches and agencies of foreign banks, which mainly lend to businesses, reported little change in their lending standards, while demand for their loans was reportedly stronger on net. Additionally, the report stated that a majority of domestic banks have recently reported strong demand for commercial and industrial loans due to increases in customers' funding needs related to inventories, accounts receivable, investment in plans or equipment and mergers and acquisitions. We believe these bank lending market conditions will continue to exacerbate existing funding gaps for firms comprising our target market. Additionally, we believe our strengths include the ability to originate, underwrite and manage a more labor intensive portfolio consisting of debt investments in smaller companies, and to perform due diligence and manage portfolio activities on an ongoing basis.

- • *Strong Demand For Capital Coupled with Fewer Providers*. We believe there has long been a combination of demand for capital and an underserved market for capital addressing smaller and lower middle-market borrowers. Further, we believe the supply-demand imbalance of smaller borrowers to lenders serving that market was exacerbated by the credit crisis in 2008/2009, and has not fully recovered. We believe there is robust demand for continued growth capital as well as demand from very significant refinancing requirements of many borrowers as debt facilities come

DETERMINATION OF NET ASSET VALUE

We determine the net asset value of the Company each quarter by subtracting our total liabilities from the fair value of our gross assets.

We conduct the valuation of our assets, pursuant to which our net asset value shall be determined, at all times consistent with GAAP and the 1940 Act. Our valuation procedures are set forth in more detail below:

Securities for which market quotations are readily available on an exchange shall be valued at such price as of the closing price on the day of valuation. We may also obtain quotes with respect to certain of our investments from pricing services or brokers or dealers in order to value assets. When doing so, we determine whether the quote obtained is sufficient according to GAAP to determine the fair value of the security. If determined adequate, we use the quote obtained.

Securities for which reliable market quotations are not readily available or for which the pricing source does not provide a valuation or methodology or provides a valuation or methodology that, in the judgment of our investment adviser or Board of Directors, does not represent fair value, which we expect will represent a substantial majority of the investments in our portfolio, shall each be valued as follows: (i) each portfolio company or investment is initially valued by the investment professionals responsible for the portfolio investment; (ii) preliminary valuation conclusions are documented and discussed with our senior management; (iii) independent third-party valuation firms engaged by, or on behalf of, the Board of Directors will conduct independent appraisals and/or review management's preliminary valuations and make their own assessment for all material assets; (iv) the Board of Directors will discuss valuations and determine the fair value of each investment in our portfolio in good faith based on the input of the investment adviser and, where appropriate, the respective third-party valuation firms.

The recommendation of fair value will generally be based on the following factors, as relevant:

- the nature and realizable value of any collateral;

- the portfolio company's ability to make payments;

- the portfolio company's earnings and discounted cash flow;

- the markets in which the issuer does business; and

- comparisons to publicly traded securities.

Securities for which market quotations are not readily available or for which a pricing source is not sufficient may include, but are not limited to, the following:

- private placements and restricted securities that do not have an active trading market;

- securities whose trading has been suspended or for which market quotes are no longer available;

- debt securities that have recently gone into default and for which there is no current market;

- securities whose prices are stale;

- securities affected by significant events; and

- securities that the investment adviser believes were priced incorrectly.

Determination of fair value involves subjective judgments and estimates. Accordingly, the notes to our financial statements will express the uncertainty with respect to the possible effect of such valuations, and any change in such valuations, on our financial statements.

Determinations in Connection with Offerings

Absent the approval by a majority of our common stockholders to allow us to issue common stock at a price below net asset value (which approval we currently have until January 17, 2014), our Board of Directors or a committee thereof will be required to make the determination that we are not selling shares of our



an authorized

83

the magnitude of the difference between (i) a value that our Board of Directors or an authorized committee thereof has determined reflects the current net asset value of our common stock, which is generally based upon the net asset value of our common stock disclosed in the most recent periodic report that we filed with the SEC, as adjusted to reflect our management's assessment of any material change in the net asset value of our common stock since the date of the most recently disclosed net asset value of our common stock, and (ii) the offering price of the shares of our common stock in the proposed offering.

or an authorized committee thereof

common stock at a price below the then current net asset value of our common stock at the time of any offering of our shares. Our Board of Directors will consider the following factors, among others, in making such determination:

- the net asset value of our common stock disclosed in the most recent periodic report that we filed with the SEC;

- our management's assessment of whether any material change in the net asset value of our common stock has occurred (including through the realization of gains on the sale of our portfolio securities) during the period beginning on the date of the most recently disclosed net asset value of our common stock and ending two days prior to the date of the sale of our common stock; and

- the magnitude of the difference between (i) the net asset value of our common stock disclosed in the most recent periodic report that we filed with the SEC and our management's assessment of any material change in the net asset value of our common stock since the date of the most recently disclosed net asset value of our common stock, and (ii) the offering price of the shares of our common stock in the proposed offering.

Importantly, this determination will not require that we calculate the net asset value of our common stock in connection with each offering of shares of our common stock, but instead it will involve the determination by our Board of Directors or a committee thereof that we are not selling shares of our common stock at a price below the then current net asset value of our common stock at the time at which the sale is made.

Moreover, to the extent that there is even a remote possibility that we may (i) issue shares of our common stock at a price below the then current net asset value of our common stock at the time at which the sale is made (without the approval of our shareholders, which approval we currently have until January 17, 2014) or (ii) trigger the undertaking (which we provide in certain registration statements we file with the SEC) to suspend the offering of shares of our common stock pursuant to this prospectus if the net asset value of our common stock fluctuates by certain amounts in certain circumstances until the prospectus is amended, our Board of Directors will elect, in the case of clause (i) above, either to postpone the offering until such time that there is no longer the possibility of the occurrence of such event or to undertake to determine the net asset value of our common stock within two days prior to any such sale to ensure that such sale will not be below our then current net asset value, and, in the case of clause (ii) above, to comply with such undertaking or to undertake to determine the net asset value of our common stock to ensure that such undertaking has not been triggered.

These processes and procedures are part of our compliance policies and procedures. Records will be made contemporaneously with all determinations described in this section and these records will be maintained with other records that we are required to maintain under the 1940 Act.

We are currently seeking similar approval from our common stockholders at our upcoming special stockholders meeting scheduled for January 17, 2014, which would extend our ability to issue shares of our common stock at a price below net asset value per share for an additional year.

SALES OF COMMON STOCK BELOW NET ASSET VALUE

On February 1, 2013, subject to certain determinations required to be made by our board of directors, our stockholders approved our ability to sell or otherwise issue shares of our common stock, not exceeding 25% of our then outstanding common stock, at a price below the then current net asset value per share during a period beginning on February 1, 2013 and expiring on the date of our next Annual Stockholders Meeting on January 17, 2014 (the ''Stockholder Approval'').

In order to sell shares of common stock pursuant to this authorization, no further authorization from our stockholders will need to be solicited, but a majority of our directors who have no financial interest in the sale and a majority of our independent directors will have to (a) find that the sale is in our best interests and in the best interests of our stockholders and (b) in consultation with any underwriter or underwriters of the offering, make a good faith determination as of a time either immediately prior to the first solicitation by us or on our behalf of firm commitments to purchase such shares of common stock, or immediately prior to the issuance of such common stock, that the price at which such shares of common stock are to be sold is not less than a price which closely approximates the market value of those shares of common stock, less any distributing commission or discount.

Any offering of common stock below its net asset value per share will be designed to raise capital for investment in accordance with our investment objective.

In making a determination that an offering of common stock below its net asset value per share is in our and our stockholders' best interests, our board of directors will consider a variety of factors including:

- the effect that an offering below net asset value per share would have on our stockholders, including the potential dilution to the net asset value per share of our common stock our stockholders would experience as a result of the offering;

- the amount per share by which the offering price per share and the net proceeds per share are less than our most recently determined net asset value per share;

- the relationship of recent market prices of par common stock to net asset value per share and the potential impact of the offering on the market price per share of our common stock;

- whether the estimated offering price would closely approximate the market value of shares of our common stock;

- the potential market impact of being able to raise capital during the current financial market difficulties;

- the nature of any new investors anticipated to acquire shares of our common stock in the offering;

- the anticipated rate of return on and quality, type and availability of investments; and

- the leverage available to us.

Our board of directors will also consider the fact that sales of shares of common stock at a discount will benefit our investment adviser as the investment adviser will earn additional investment management fees on the proceeds of such offerings, as it would from the offering of any other of our securities or from the offering of common stock at a premium to net asset value per share.

We will not sell shares of our common stock under this prospectus or an accompanying prospectus supplement pursuant to the Stockholder Approval without first filing a new post-effective amendment to the registration statement if the cumulative dilution to our net asset value per share from offerings under the registration statement, as amended by any post-effective amendments, exceeds 15%. This would be measured separately for each offering pursuant to the registration statement, as amended by any post-effective amendments, by calculating the percentage dilution or accretion to aggregate net asset value from that offering and then summing the percentage from each offering. For example, if our most recently determined NAV per share at the time of the first offering is $9.00 and we have 6 million shares outstanding, the sale of 1.5 million shares at net proceeds to us of $4.50 per share (a 50% discount) would produce dilution of 10.0%. If we subsequently determined that our NAV per share increased to $10.00 on the then 7.5 million shares

(1)

(a)(2) Form of Articles Supplementary Establishing and Fixing the Rights and Preferences of the Term Preferred Shares

2. *Exhibits*

Exhibit Number	Description
(a)	Articles of Amendment and Restatement[2]
(b)	Amended and Restated Bylaws[10]
(d)(1)	Form of Common Stock Certificate[1]
(d)(2)	Form of Note Agreement for Distribution Notes[1]
(d)(3)	Form of Distribution Note[1]
(d)(4)	Indenture, dated as of June 3, 2013[6]
(d)(5)	Form of First Supplemental Indenture[7]
(d)(6)	Form of Global Note (included as Exhibit A to the Form of First Supplemental Indenture)[7]
(d)(7)	Statement of Eligibility of Trustee on Form T-1[6]
(d)(8)	Form of Warrant Agreement and Warrant Certificate*
(e)	Form of Dividend Reinvestment Plan[1]
(g)	Investment Advisory Agreement by and between Registrant and Full Circle Advisors, LLC[1]
(h)(1)	Form of Underwriting Agreement for equity securities[3]
(h)(2)	Form of Underwriting Agreement for debt securities*
(k)(1)	Administration Agreement by and between Registrant and Full Circle Service Company, LLC[1]
(k)(2)	Credit Agreement by and among Registrant, Sovereign Bank, N.A., as agent, and the lenders party thereto, dated as of June 3, 2013[5]
(k)(3)	First Amendment to Credit Agreement by and between Registrant and Sovereign Bank, N.A., as agent, dated as of September 25, 2013[11]
(k)(4)	Second Amendment to Credit Agreement by and between Registrant, Santander Bank, N.A, (formerly known as Sovereign Bank, N.A.), as agent, and the lenders party thereto, dated as of November 6, 2013[12]
(k)(5)	Pledge Agreement by Registrant in favor of Sovereign Bank, N.A., as agent, dated as of June 3, 2013[5]
(k)(6)	Security Agreement by Registrant in favor of Sovereign Bank, N.A., as agent, dated as of June 3, 2013[5]
(k)(7)	Form of Indemnification Agreement by and between Registrant and each of its directors[1]
(k)(8)	Trademark License Agreement by and between Registrant and Full Circle Advisors, LLC[1]
(k)(9)	Form of Purchase and Sale Agreement by and between Registrant, Full Circle Partners, LP, Full Circle Fund, Ltd., Full Circle Offshore, LLC, and FCC, LLC d/b/a First Capital[2]
(l)	Opinion of Sutherland Asbill & Brennan LLP[4]
(n)(1)	Consent of Sutherland Asbill & Brennan LLP (Incorporated by reference to exhibit l hereto)
(n)(2)	Consent of Independent Registered Public Accounting Firm
(n)(3)	Report of Independent Registered Public Accounting Firm[9]
(r)(1)	Code of Ethics of Registrant[8]
(r)(2)	Code of Ethics of Full Circle Advisors, LLC[9]
99.1	Code of Business Conduct of Registrant[8]
99.2	Form of Prospectus Supplement for Common Stock Offerings[4]
99.3	Form of Prospectus Supplement For Preferred Stock Offerings[4]
99.4	Form of Prospectus Supplement For Rights Offerings[4]
99.5	Form of Prospectus Supplement For Debt Securities Offerings[4]
99.6	Form of Prospectus Supplement For Warrants Offerings[4]

(1) Incorporated by reference to Registrant's registration statement on Form N-2 Pre-Effective Amendment No. 2 (File No. 333-166302) filed on August 5, 2010.

(2) Incorporated by reference to Registrant's registration statement on Form N-2 Pre-Effective Amendment No. 3 (File No. 333-166302) filed on August 26, 2010.

(3) Incorporated by reference to Registrant's registration statement on Form N-2 Pre-Effective Amendment No. 2 (File No. 333-180321) filed on July 13, 2012.

[FORM OF ARTICLES SUPPLEMENTARY]

FULL CIRCLE CAPITAL CORPORATION

ARTICLES SUPPLEMENTARY
ESTABLISHING AND FIXING THE RIGHTS AND PREFERENCES
OF TERM PREFERRED SHARES

Full Circle Capital Corporation (the "Corporation"), a Maryland corporation, certifies to the State Department of Assessments and Taxation of Maryland that:

RECITALS

FIRST: The Corporation is authorized under Article V of the Corporation's Articles of Incorporation of the Corporation (which, as amended or hereafter restated or amended from time to time, are herein called the ''Articles"), to issue up to 100,000,000 shares of capital stock, with a par value of one cent ($0.01) per share ("Capital Stock").

S*ECOND:* Pursuant to Article V of the Articles, all 100,000,000 such shares of Capital Stock were initially classified as Common Stock (as defined in the Articles); and

THIRD: Pursuant to the authority expressly vested in the Board of Directors of the Corporation (the "Board of Directors" which term as used herein shall include any duly authorized committee of the Board of Directors) by Article V of the Articles, the Board of Directors has, by resolution, reclassified from unissued Common Stock and authorized the issuance of [ ] Preferred Shares, par value $0.01 per share, such class of stock to be classified as "Term Preferred Shares," and such Term Preferred Shares to be issued in one or more series.

FOURTH: The preferences, voting powers, restrictions, limitations as to dividends, qualifications, and terms and conditions of redemption, of each Series of Term Preferred Shares are set forth in these Articles Supplementary, as modified, amended or supplemented from time to time in any Appendix (each an "Appendix" and collectively the ''Appendices") to these Articles Supplementary specifically relating to such Series (each such Series being referred to herein as a "Series of Term Preferred Shares", "Term Preferred Shares of a Series" or a ''Series" and shares of all such Series being referred to herein individually as a "Term Preferred Share" and collectively as the ''Term Preferred Shares").

FIFTH: These Articles Supplementary shall become effective as of [   ] Eastern time on [   ], 20[ ].

DEFINITIONS

1.1 *Definitions.* Unless the context or use indicates another or different meaning or intent and except with respect to any Series as specifically provided in the Appendix applicable to such Series, each of the following terms when used in these Articles Supplementary shall have the meaning ascribed to it below, whether such term is used in the singular or plural and regardless of tense:

"1940 Act" means the Investment Company Act of 1940, as amended, or any successor statute.

"1940 Act Asset Coverage" means the Asset Coverage specified in Section 18(a)(2)(B) of the 1940 Act as in effect on the date hereof.

"Appendices" and *"Appendix"* shall have the respective meanings as set forth in the Recitals of these Articles Supplementary.

"Articles" shall have the meaning as set forth in the Recitals of these Articles Supplementary.

"Articles Supplementary" means these Full Circle Capital Corporation Articles Supplementary Establishing and Fixing the Rights and Preferences of Term Preferred Shares, as they may be amended from time to time in accordance with their terms.

"Asset Coverage" shall mean the "asset coverage" of a class of senior security which is stock, as specified in Section 18 of the 1940 Act as in effect on the date hereof.

"Asset Coverage Cure Date" means, with respect to the failure by the Corporation to maintain Asset Coverage as of the close of business on the last Business Day of a Calendar Quarter (as required by Section 2.4(a)), the date that is thirty (30) calendar days following the Filing Date with respect to such Calendar Quarter.

"Board of Directors" shall have the meaning as set forth in the Recitals of these Articles Supplementary.

"Business Day" means any calendar day on which the Nasdaq Stock Market is open for trading.

"Calendar Quarter" shall mean any of the three month periods ending March 31, June 30, September 30, or December 31, of each year.

"Capital Stock" shall have the meaning as set forth in the Recitals of these Articles Supplementary.

"*Commission*" means the U.S. Securities and Exchange Commission.

"Common Stock" means the shares of common stock, with a par value of one cent ($0.01) per share, of the Corporation.

"Corporation" shall have the meaning as set forth in the Preamble to these Articles Supplementary.

"Custodian" means a bank, as defined in Section 2(a)(5) of the 1940 Act, that has the qualifications prescribed in paragraph 1 of Section 26(a) of the 1940 Act, or such other entity as shall be providing custodian services to the Corporation as permitted by the 1940 Act or any rule, regulation, or order thereunder, and shall include, as appropriate, any similarly qualified sub-custodian duly appointed by the Custodian.

"Custodian Agreement" means the Custodian Agreement by and among the Custodian and the Corporation.

"Date of Original Issue" means, with respect to any Series, the date specified as the Date of Original Issue for such Series in the Appendix for such Series.

"Default" shall have the meaning as set forth in Section 2.2(g)(i).

"Default Period" shall have the meaning as set forth in Section 2.2(g)(i).

"Default Rate" shall have the meaning as set forth in Section 2.2(g)(i).

"Deposit Securities" means, as of any date, any United States dollar-denominated security or other investment of a type described below that either (i) is a demand obligation payable to the holder thereof on any Business Day or (ii) has a maturity date, mandatory redemption date or mandatory payment date, on its face or at the option of the holder, preceding the relevant Redemption Date, Dividend Payment Date or other payment date in respect of which such security or other investment has been deposited or set aside as a Deposit Security:

(i) cash or any cash equivalent;

(ii) any U.S. Government Obligation;

(iii) any Short-Term Money Market Instrument;

(iv) any investment in any money market fund registered under the 1940 Act that qualifies under Rule 2a-7 under the 1940 Act, or similar investment vehicle described in Rule 12d1-1(b)(2) under the 1940 Act, that invests principally in Short-Term Money Market Instruments or U.S. Government Obligations or any combination thereof; or

(v) any letter of credit from a bank or other financial institution that has a credit rating from at least one rating agency that is the highest applicable rating generally ascribed by such rating agency to bank deposits or short-term debt of similar banks or other financial institutions as of the date of these Articles Supplementary (or such rating's future equivalent).

"Dividend Default" shall have the meaning as set forth in Section 2.2(g)(i).

"Dividend Payment Date" means, with respect to any Series, each of the Dividend Payment Dates for such Series set forth in the Appendix for such Series.

"Dividend Period" means, with respect to any Series, the Dividend Period for such Series set forth in the Appendix for such Series.

"Dividend Rate" means, with respect to any Series and as of any date, the Fixed Dividend Rate for that Series as adjusted, if a Default Period shall be in existence on such date, in accordance with the provisions of Section 2.2(g).

"Electronic Means" means email transmission, facsimile transmission or other similar electronic means of communication providing evidence of transmission (but excluding online communications systems covered by a separate agreement) acceptable to the sending party and the receiving party, in any case if operative as between any two parties, or, if not operative, by telephone (promptly confirmed by any other method set forth in this definition), which, in the case of notices to the Redemption and Paying Agent and the Custodian, shall be sent by such means to each of its representatives set forth in the Redemption and Paying Agent Agreement and the Custodian Agreement, respectively.

"Filing Date" means, with respect to any Calendar Quarter, the date of filing of the Corporation's SEC Report with respect to such Calendar Quarter.

"Fixed Dividend Rate" means, with respect to any Series, the rate per annum specified as the Fixed Dividend Rate for such Series in the Appendix for such Series.

"Holder" means, with respect to the Term Preferred Shares of any Series or any other security issued by the Corporation, a Person in whose name such security is registered in the registration books of the Corporation maintained by the Redemption and Paying Agent or otherwise.

"Liquidation Preference" means, with respect to any Series, the amount specified as the liquidation preference per share for that Series in the Appendix for such Series.

"Mandatory Redemption Price" shall have the meaning as set forth in Section 2.5(b)(i).

"Market Value" of any asset of the Corporation means, for securities for which market quotations are readily available, the market value thereof determined by an independent third-party pricing service designated from time to time by the Board of Directors. Market Value of any asset shall include any interest accrued thereon. The pricing service shall value portfolio securities at the mean between the quoted bid and asked price or the yield equivalent when quotations are readily available. Securities for which quotations are not readily available shall be valued at fair value as determined by the pricing service using methods that include consideration of: yields or prices of securities of comparable quality, type of issue, coupon, maturity and rating; indications as to value from dealers; and general market conditions. The pricing service may employ electronic data processing techniques or a matrix system, or both, to determine recommended valuations.

"Non-Call Period" means, with respect to any Series, the period (if any) during which such Series shall not be subject to redemption at the option of the Corporation, as set forth in the Appendix for such Series.

"Notice of Redemption" shall have the meaning as set forth in Section 2.5(d).

"Optional Redemption Date" shall have the meaning as set forth in Section 2.5(c)(i).

"Optional Redemption Premium" means, with respect to any Series, the premium (expressed as a percentage of the Liquidation Preference of the shares of such Series), if any, payable by the Corporation upon the redemption of Term Preferred Shares of such Series at the option of the Corporation, as set forth in the Appendix for such Series.

"Optional Redemption Price" shall have the meaning as set forth in Section 2.5(c)(i).

"Outstanding" means, as of any date with respect to Term Preferred Shares of any Series, the number of Term Preferred Shares of such Series theretofore issued by the Corporation except (without duplication):

(i) any shares of such Series theretofore cancelled or redeemed or delivered to the Redemption and Paying Agent for cancellation or redemption in accordance with the terms hereof;

(ii) any shares of such Series as to which the Corporation shall have given a Notice of Redemption and irrevocably deposited with the Redemption and Paying Agent sufficient Deposit Securities to redeem such shares in accordance with Section 2.5 hereof;

(iii) any shares of such Series as to which the Corporation shall be the Holder or the beneficial owner; and

(iv) any shares of such Series represented by any certificate in lieu of which any new certificate has been executed and delivered by the Corporation.

"Person" means and includes an individual, a partnership, a trust, a corporation, a limited liability company, an unincorporated association, a joint venture or other entity or a government or any agency or political subdivision thereof.

"Preferred Stock" means any Capital Stock of the Corporation classified as preferred stock, including shares of each Series of Term Preferred Shares, shares of any other series of such preferred stock now or hereafter issued by the Corporation, and any other shares of Capital Stock hereafter authorized and issued by the Corporation of a class having priority over any other class as to distribution of assets or payments of dividends.

"Redemption and Paying Agent" means, with respect to any Series, American Stock Transfer and Trust Company, LLC and its successors or any other redemption and paying agent appointed by the Corporation with respect to such Series.

"Redemption and Paying Agent Agreement" means, with respect to any Series, the Redemption and Paying Agent Agreement or other similarly titled agreement by and among the Redemption and Paying Agent for such Series and the Corporation with respect to such Series.

"Redemption Date" shall have the meaning as set forth in Section 2.5(d).

"Redemption Default" shall have the meaning as set forth in Section 2.2(g)(i).

"Redemption Price" shall mean the Term Redemption Price, the Mandatory Redemption Price or the Optional Redemption Price, as applicable.

"SEC Report" means, with respect to any Calendar Quarter, the Corporation's Annual Report or Quarterly Report, as applicable, filed by the Corporation with the Securities and Exchange Commission with respect to the fiscal period ending as of the last day of such Calendar Quarter.

"Securities Depository" shall mean The Depository Trust Company and its successors and assigns or any other securities depository selected by the Corporation that agrees to follow the procedures required to be followed by such securities depository as set forth in these Articles Supplementary with respect to the Term Preferred Shares.

"Senior Security" shall have the meaning specified in Section 18 under the 1940 Act, as in effect on the date hereof.

"Series" shall have the meaning as set forth in the Recitals of these Articles Supplementary.

"Short-Term Money Market Instruments" means the following types of instruments if, on the date of purchase or other acquisition thereof by the Corporation, the remaining term to maturity thereof is not in excess of 180 days:

(i) commercial paper rated A-1 if such commercial paper matures in 30 days or A-1+ if such commercial paper matures in over 30 days;

(ii) demand or time deposits in, and banker's acceptances and certificates of deposit of (A) a depository institution or trust company incorporated under the laws of the United States of America or any state thereof or the District of Columbia or (B) a United States branch office or agency of a foreign depository institution (provided that such branch office or agency is subject to banking regulation under the laws of the United States, any state thereof or the District of Columbia); and (iii) overnight funds.

"Term Preferred Shares" shall have the meaning as set forth in the Recitals of these Articles Supplementary.

"Term Redemption Date" means, with respect to any Series, the date specified as the Term Redemption Date in the Appendix for such Series.

"Term Redemption Price" shall have the meaning as set forth in Section 2.5(a).

"U.S. Government Obligations" means direct obligations of the United States or of its agencies or instrumentalities that are entitled to the full faith and credit of the United States and that, other than United States Treasury Bills, provide for the periodic payment of interest and the full payment of principal at maturity or call for redemption.

"Voting Period" shall have the meaning as set forth in Section 2.6(b)(i).

With respect to any Series, any additional definitions specifically set forth in the Appendix relating to such Series and any amendments to any definitions specifically set forth in the Appendix relating to such Series, as such Appendix may be amended from time to time, shall be incorporated herein and made part hereof by reference thereto, but only with respect to such Series.

1.2 *Interpretation*. The headings preceding the text of Articles and Sections included in these Articles Supplementary are for convenience only and shall not be deemed part of these Articles Supplementary or be given any effect in interpreting these Articles Supplementary. The use of the masculine, feminine or neuter gender or the singular or plural form of words herein shall not limit any provision of these Articles Supplementary. The use of the terms "including" or "include" shall in all cases herein mean "including, without limitation" or "include, without limitation," respectively. Reference to any Person includes such Person's successors and assigns to the extent such successors and assigns are permitted by the terms of any applicable agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity or individually. Reference to any agreement (including these Articles Supplementary), document or instrument means such agreement, document or instrument as amended or modified and in effect from time to time in accordance with the terms thereof and, if applicable, the terms hereof. Except as otherwise expressly set forth herein, reference to any law means such law as amended, modified, codified, replaced or re-enacted, in whole or in part, including rules, regulations, enforcement procedures and any interpretations promulgated thereunder. Underscored references to Articles or Sections shall refer to those portions of these Articles Supplementary. The use of the terms "hereunder," "hereof," "hereto" and words of similar import shall refer to these Articles Supplementary as a whole and not to any particular Article, Section or clause of these Articles Supplementary.


TERMS APPLICABLE TO ALL SERIES OF
TERM PREFERRED SHARES


Except for such changes and amendments hereto with respect to a Series of Term Preferred Shares that are specifically contemplated by the Appendix relating to such Series, each Series of Term Preferred Shares shall have the following terms:

2.1 *Number of Shares; Ranking.*

(a) The number of authorized shares constituting any Series of Term Preferred Shares shall be as set forth with respect to such Series in the Appendix hereto relating to such Series. No fractional Term Preferred Shares shall be issued.

(b) The Term Preferred Shares of each Series shall rank on parity with shares of each other Series of Term Preferred Shares and with shares of any other series of Preferred Stock as to the payment of dividends and the distribution of assets upon dissolution, liquidation or winding up of the affairs of the Corporation. The Term Preferred Shares of each Series shall have preference with respect to the payment of dividends and as to distribution of assets upon dissolution, liquidation or winding up of the affairs of the Corporation over the Common Stock as set forth herein.

(c) No Holder of Term Preferred Shares shall have, solely by reason of being such a Holder, any preemptive or other right to acquire, purchase or subscribe for any Term Preferred Shares or shares of Common Stock or other securities of the Corporation which it may hereafter issue or sell.

2.2 *Dividends and Distributions.*

(a) The Holders of any Term Preferred Shares of any Series shall be entitled to receive, when, as and if declared by, or under authority granted by, the Board of Directors, out of funds legally available therefor and in preference to dividends and distributions on the Common Stock, cumulative cash dividends and distributions on each share of such Series, calculated separately for each Dividend Period for such Series at the Dividend Rate in effect from time to time for such Series during such Dividend Period, computed on the basis of a 360-day year consisting of twelve 30-day months, on an amount equal to the Liquidation Preference for a share of such Series, and no more. Dividends and distributions on the Term Preferred Shares of any Series shall accumulate from the Date of Original Issue with respect to such Series and shall be payable monthly in arrears as provided in Section 2.2(f). Dividends payable on any Term Preferred Shares of any Series for any period of less than a full monthly Dividend Period, upon any redemption of such shares on any Redemption Date other than on a Dividend Payment Date, or, in the case of the first Dividend Period, more than a full monthly period, shall be computed on the basis of a 360-day year consisting of twelve 30-day months and the actual number of days elapsed for any period of less than, or, in the case of the first Dividend Period, greater than, one month.

(b) Dividends on shares of each Series of Term Preferred Shares with respect to any Dividend Period shall be declared to the Holders of record of such shares as their names shall appear on the registration books of the Corporation at the close of business on the applicable record date, which shall be such date designated by the Board of Directors that is not more than twenty (20) nor less than ten (10) calendar days prior to the Dividend Payment Date with respect to such Dividend Period, and shall be paid as provided further in Section 2.2(f) hereof.

(c) (i) No full dividends and distributions shall be declared or paid on shares of a Series of Term Preferred Shares for any Dividend Period or part thereof unless full cumulative dividends and distributions due through the most recent dividend payment dates therefor for all outstanding shares of Preferred Stock (including shares of other Series of Term Preferred Shares) have been or contemporaneously are declared and paid through the most recent dividend payment dates therefor. If full cumulative dividends and distributions due have not been declared and paid on all outstanding Preferred Stock of any series, any dividends and distributions being declared and paid on a Series of Term Preferred Shares will be declared and paid as nearly pro rata as possible in proportion to the respective amounts of dividends and distributions accumulated but unpaid on each such series of Preferred Stock on the relevant dividend payment date for such series. No Holders of Term Preferred Shares shall be entitled to any dividends and distributions, whether payable in cash, property or shares, in excess of full cumulative dividends and distributions as provided in this Section 2.2(c)(i) on such Term Preferred Shares.

(ii) For so long as any Term Preferred Shares are Outstanding, the Corporation shall not: (x) declare any dividend or other distribution (other than a dividend or distribution paid in shares of Common Stock) in respect of the Common Stock, (y) call for redemption, redeem, purchase or otherwise acquire for consideration any Common Stock, or (z) pay any proceeds of the liquidation of the Corporation in respect of the Common Stock, unless, in each case, (A) immediately thereafter, the Corporation shall have 1940 Act Asset Coverage after deducting the amount of such dividend or distribution or redemption or purchase price or liquidation proceeds, (B) all cumulative dividends and distributions on all Term Preferred Shares and all other Preferred Stock ranking on a parity with the Term Preferred Shares due on or prior to the earlier of the declaration, record or payment date of the applicable dividend, distribution, redemption, purchase or acquisition shall have been declared and paid (or shall have been declared and Deposit Securities or sufficient funds (in accordance with the terms of such Preferred Stock) for the payment thereof shall have been deposited irrevocably with the paying agent for such Preferred Stock) and (C) the Corporation shall have deposited Deposit Securities pursuant to and in accordance with the requirements of Section 2.5(d)(ii) hereof with respect to Outstanding Term Preferred Shares of any Series to be redeemed pursuant to Section 2.5(a) or Section 2.5(b) hereof for which a Notice of Redemption shall have been given or shall have been required to be given in accordance with the terms hereof on or prior to the date of the applicable dividend, distribution, redemption, purchase or acquisition.

(iii) Any dividend payment made on shares of a Series of Term Preferred Shares shall be credited against the dividends and distributions accumulated with respect to the Dividend Period or Dividend Periods for such Series for which dividends and distributions have not been paid, in chronological order.

(d) Not later than 12:00 noon, New York City time, on the Dividend Payment Date for a Series of Term Preferred Shares, the Corporation shall deposit with the Redemption and Paying Agent Deposit Securities having an aggregate Market Value on such date sufficient to pay the dividends and distributions that are payable on such Dividend Payment Date in respect of such Series. The Corporation may direct the Redemption and Paying Agent with respect to the investment or reinvestment of any such Deposit Securities prior to the Dividend Payment Date, provided that such investment or reinvestment consists exclusively of Deposit Securities and provided further that the proceeds of any such investment will be available as same day funds at the opening of business on such Dividend Payment Date.

(e) All Deposit Securities paid to the Redemption and Paying Agent for the payment of dividends payable on a Series of Term Preferred Shares shall be held in trust for the payment of such dividends by the Redemption and Paying Agent for the benefit of the Holders of such Series entitled to the payment of such dividends pursuant to Section 2.2(f). Any moneys paid to the Redemption and Paying Agent in accordance with the foregoing but not applied by the Redemption and Paying Agent to the payment of dividends, including interest earned on such moneys while so held, will, to the extent permitted by law, be repaid to the Corporation as soon as possible after the date on which such moneys were to have been so applied, upon request of the Corporation.

(f) Dividends on shares of a Series of Term Preferred Shares shall be paid on each Dividend Payment Date for such Series to the Holders of shares of such Series as their names appear on the registration books of the Corporation at the close of business on the applicable record date for such dividend, which record date shall be determined as set forth in Section 2.2(b). Dividends in arrears on shares of a Series of Term Preferred Shares for any past Dividend Period may be declared and paid at any time, without reference to any regular Dividend Payment Date, to the Holders of shares of such Series as their names appear on the registration books of the Corporation on such date, not exceeding twenty (20) nor less than ten (10) calendar days preceding the payment date thereof, as may be fixed by the Board of Directors. No interest or sum of money in lieu of interest will be payable in respect of any dividend payment or payments on shares of any Series of Term Preferred Shares which may be in arrears.

(g) (i) The Dividend Rate on a Series of Term Preferred Shares shall be adjusted to the Default Rate (as defined below) in the following circumstances. Subject to the cure provisions below, a "Default Period" with respect to a Series of Term Preferred Shares shall commence on any date the Corporation fails to deposit with the Redemption and Paying Agent by 12:00 noon, New York City time, on (A) a Dividend Payment Date for such Series, Deposit Securities that will provide funds available to the Redemption and Paying Agent on such Dividend Payment Date sufficient to pay the full amount of any dividend on such Series payable on such Dividend Payment Date (a "Dividend Default") or (B) an applicable Redemption Date for such Series, Deposit Securities that will provide funds available to the Redemption and Paying Agent on such Redemption Date sufficient to pay the full amount of the Redemption Price payable in respect of such Series on such Redemption Date (a ''Redemption Default" and together with a Dividend Default, hereinafter referred to as "Default"). Subject to the cure provisions of Section 2.2(g)(ii) below, a Default Period with respect to a Dividend Default or a Redemption Default on a Series of Term Preferred Shares shall end on the Business Day on which, by 12:00 noon, New York City time, an amount equal to all unpaid dividends on such Series and any unpaid Redemption Price on such Series shall have been deposited irrevocably in trust in same-day funds with the Redemption and Paying Agent. In the case of any Default on a Series of Term Preferred Shares, the Dividend Rate for such Series for each calendar day during the Default Period will be equal to the Default Rate. The "Default Rate" on a Series of Term Preferred Shares for any calendar day shall be equal to the Fixed Dividend Rate for such Series plus two percent (2%) per annum.

(ii) No Default Period for a Series of Term Preferred Shares with respect to any Default on such Series shall be deemed to commence if the amount of any dividend or any Redemption Price due in respect of such Series (if such Default is not solely due to the willful failure of the Corporation) is deposited irrevocably in trust, in same-day funds, with the Redemption and Paying Agent by 12:00 noon, New York City time, on a Business Day that is not later than three (3) Business Days after the applicable Dividend Payment Date or Redemption Date for such Series with respect to which such Default occurred, together with an amount equal to the Default Rate on such Series applied to the amount and period of such non-payment on such Series, based on the actual number of calendar days comprising such period divided by 360.

2.3 *Liquidation Rights*.

(a) In the event of any liquidation, dissolution or winding up of the affairs of the Corporation, whether voluntary or involuntary, the Holders of Term Preferred Shares shall be entitled to receive out of the assets of the Corporation available for distribution to shareholders, after satisfying claims of creditors but before any distribution or payment shall be made in respect of the Common Stock, a liquidation distribution equal to the Liquidation Preference for such shares, plus an amount equal to all unpaid dividends and distributions on such shares accumulated to (but excluding) the date fixed for such distribution or payment on such shares (whether or not earned or declared by the Corporation, but excluding interest thereon), and such Holders shall be entitled to no further participation in any distribution or payment in connection with any such liquidation, dissolution or winding up.

(b) If, upon any liquidation, dissolution or winding up of the affairs of the Corporation, whether voluntary or involuntary, the assets of the Corporation available for distribution among the Holders of all Outstanding Term Preferred Shares and any other outstanding Preferred Stock shall be insufficient to permit the payment in full to such Holders of the Liquidation Preference of such Term Preferred Shares plus accumulated and unpaid dividends and distributions on such shares as provided in Section 2.3(a) above and the amounts due upon liquidation with respect to such other Preferred Stock, then such available assets shall be distributed among the Holders of such Term Preferred Shares and such other Preferred Stock ratably in proportion to the respective preferential liquidation amounts to which they are entitled. In connection with any liquidation, dissolution or winding up of the affairs of the Corporation, whether voluntary or involuntary, unless and until the Liquidation Preference on each Outstanding Term Preferred Share plus accumulated and unpaid dividends and distributions on such shares as provided in Section 2.3(a) above have been paid in full to the Holders of such shares, no dividends, distributions or other payments will be made on, and no redemption, purchase or other acquisition by the Corporation will be made by the Corporation in respect of, shares of the Common Stock.

(c) Neither the sale of all or substantially all of the property or business of the Corporation, nor the merger, consolidation or reorganization of the Corporation into or with any other business or statutory trust, corporation or other entity, nor the merger, consolidation or reorganization of any other business or statutory trust, corporation or other entity into or with the Corporation shall be a dissolution, liquidation or winding up, whether voluntary or involuntary, for the purpose of this Section 2.3.

2.4 *Coverage Test*.

(a) *Asset Coverage Requirement*. For so long as any shares of a Series of Term Preferred Shares are Outstanding, the Corporation shall have Asset Coverage of at least 200% as of the close of business on the last Business Day of each Calendar Quarter. If the Corporation shall fail to maintain such Asset Coverage as of any time as of which such compliance is required to be determined as aforesaid, the provisions of Section 2.5(b)(i) shall be applicable, which provisions shall constitute the sole remedy for the Corporation's failure to comply with the provisions of this Section 2.4(a).

(b) *Calculation of Asset Coverage*. For purposes of determining whether the requirements of Section 2.4(a) are satisfied, (i) no Term Preferred Shares of any Series or other Preferred Stock shall be deemed to be Outstanding for purposes of any computation required by Section 2.4(a) if, prior to or concurrently with such determination, either (x) sufficient Deposit Securities or other sufficient funds (in accordance with the terms of such Series or other Preferred Stock) to pay the full redemption price for such Series or other Preferred Stock (or the portion thereof to be redeemed) shall have been deposited in trust with the paying agent for such Series or other Preferred Stock and the requisite notice of redemption for such Series or other Preferred Stock (or the portion thereof to be redeemed) shall have been given or (y) sufficient Deposit Securities or other sufficient funds (in accordance with the terms of such Series or other Preferred Stock) to pay the full redemption price for such Series or other Preferred Stock (or the portion thereof to be redeemed) shall have been segregated by the Custodian and the Corporation from the assets of the Corporation, by means of appropriate identification on the Custodian's books and records or otherwise in accordance with the Custodian's normal procedures, and (ii) the Deposit Securities or other sufficient funds that shall have been deposited with the applicable paying agent and/or segregated by the Custodian, as applicable, as provided in clause (i) of this sentence shall not be included as assets of the Corporation for purposes of such computation.

2.5 *Redemption*. Each Series of Term Preferred Shares shall be subject to redemption by the Corporation as provided below:

(a) *Term Redemption*. The Corporation shall redeem all shares of a Series of Term Preferred Shares on the Term Redemption Date for such Series, at a price per share equal to the Liquidation Preference per share of such Series plus an amount equal to all unpaid dividends and distributions on such share of such Series accumulated to (but excluding) the Term Redemption Date for such Series (whether or not earned or declared by the Corporation, but excluding interest thereon) (the "Term Redemption Price").

(b) *Asset Coverage Mandatory Redemption*.

(i) If the Corporation fails to comply with the Asset Coverage requirement as provided in Section 2.4(a) as of the last Business Day of any Calendar Quarter and such failure is not cured as of the Asset Coverage Cure Date, the Corporation shall, to the extent permitted by the 1940 Act and Maryland law, by the close of business on such Asset Coverage Cure Date, fix a redemption date and proceed to redeem in accordance with the terms of such Preferred Stock, a sufficient number of shares of Preferred Stock, which at the Corporation's sole option (to the extent permitted by the 1940 Act and Maryland law) may include any number or proportion of Term Preferred Shares of any Series, to enable it to meet the requirements of Section 2.5(b)(ii). In the event that any shares of a Series of Term Preferred Shares then Outstanding are to be redeemed pursuant to this Section 2.5(b)(i), the Corporation shall redeem such shares at a price per share equal to the Liquidation Preference per share of such Series plus an amount equal to all unpaid dividends and distributions on such share of such Series accumulated to (but excluding) the date fixed for such redemption by the Board of Directors (whether or not earned or declared by the Corporation, but excluding interest thereon) (the "Mandatory Redemption Price").

(ii) On the Redemption Date for a redemption contemplated by Section 2.5(b)(i), the Corporation shall redeem, out of funds legally available therefor, such number of shares of Preferred Stock (which may include at the sole option of the Corporation any number or proportion of Term Preferred Shares of any Series) as shall be equal to the lesser of (x) the minimum number of shares of Preferred Stock, the redemption of which, if deemed to have occurred immediately prior to the opening of business on the Asset Coverage Cure Date, would result in the Corporation having Asset Coverage on such Asset Coverage Cure Date of at least 200% (provided, however, that if there is no such minimum number of Term Preferred Shares and other shares of Preferred Stock the redemption or retirement of which would have such result, all Term Preferred Shares and other shares of Preferred Stock then outstanding shall be redeemed), and (y) the maximum number of shares of Preferred Stock that can be redeemed out of funds expected to be legally available therefor in accordance with the Articles and applicable law. Notwithstanding the foregoing, in the event that shares of Preferred Stock are redeemed pursuant to this Section 2.5(b), the Corporation may at its sole option, but is not required to, redeem a sufficient number of shares of any Series of Term Preferred Shares pursuant to this Section 2.5 (b) that, when aggregated with other shares of Preferred Stock redeemed by the Corporation, would result, if deemed to have occurred immediately prior to the opening of business on the Asset Coverage Cure Date, in the Corporation having Asset Coverage on such Asset Coverage Cure Date of up to and including 285%. The Corporation shall effect such redemption on the date fixed by the Corporation therefor, which date shall not be later than ninety (90) calendar days after such Asset Coverage Cure Date, except that if the Corporation does not have funds legally available for the redemption of all of the required number of Term Preferred Shares and other shares of Preferred Stock which have been designated to be redeemed or the Corporation otherwise is unable to effect such redemption on or prior to ninety (90) calendar days after such Asset Coverage Cure Date, the Corporation shall redeem those Term Preferred Shares and other shares of Preferred Stock which it was unable to redeem on the earliest practicable date on which it is able to effect such redemption. If fewer than all of the Outstanding Term Preferred Shares of a Series are to be redeemed pursuant to this Section 2.5(b), the number of Term Preferred Shares of such Series to be redeemed shall be redeemed (A) from each Holder pro rata based upon the number of Outstanding shares of such Series held by such Holder, (B) by lot or (C) in such other manner as the Board of Directors may determine to be fair and equitable.

(c) *Optional Redemption*.

(i) Subject to the provisions of <u>Section 2.5(c)(ii)</u>, on any Business Day following the expiration of the Non-Call Period (if any) for a Series of Term Preferred Shares (any such Business Day referred to in this sentence, an "<u>Optional Redemption Date</u>"), the Corporation may redeem in whole or from time to time in part the Outstanding Term Preferred Shares of such Series, at a redemption price per Term Preferred Share (the "<u>Optional Redemption Price</u>") equal to (x) the Liquidation Preference per Term Preferred Share of such Series <u>plus</u> (y) an amount equal to all unpaid dividends and distributions on such Term Preferred Share of such Series accumulated to (but excluding) the Optional Redemption Date (whether or not earned or declared by the Corporation, but excluding interest thereon) <u>plus</u> (z) the Optional Redemption Premium per share (if any) with respect to an optional redemption of Term Preferred Shares of such Series that is effected on such Optional Redemption Date.

(ii) If fewer than all of the outstanding shares of a Series of Term Preferred Shares are to be redeemed pursuant to <u>Section 2.5(c)(i)</u>, the shares of such Series to be redeemed shall be selected either (A) from each Holder pro rata based upon the number of Outstanding shares of such Series held by such Holder, (B) by lot or (C) in such other manner as the Board of Directors may determine to be fair and equitable. Subject to the provisions of these Articles Supplementary and applicable law, the Board of Directors will have the full power and authority to prescribe the terms and conditions upon which Term Preferred Shares will be redeemed pursuant to this <u>Section 2.5(c)</u> from time to time.

(iii) The Corporation may not on any date deliver a Notice of Redemption pursuant to <u>Section 2.5(d)</u> in respect of a redemption contemplated to be effected pursuant to this <u>Section 2.5(c)</u> unless on such date the Corporation has available Deposit Securities for the Optional Redemption Date contemplated by such Notice of Redemption having a Market Value not less than the amount (including any applicable premium) due to Holders of Term Preferred Shares by reason of the redemption of such Term Preferred Shares on such Optional Redemption Date.

(d) *Procedures for Redemption*.

(i) If the Corporation shall determine or be required to redeem, in whole or in part, Term Preferred Shares of a Series pursuant to <u>Section 2.5(a), (b) or (c)</u>, the Corporation shall deliver a notice of redemption (the "<u>Notice of Redemption</u>"), by overnight delivery, by first class mail, postage prepaid or by Electronic Means to Holders thereof, or request the Redemption and Paying Agent, on behalf of the Corporation, to promptly do so by overnight delivery, by first class mail, postage prepaid or by Electronic Means. A Notice of Redemption shall be provided not more than forty-five (45) calendar days prior to the date fixed for redemption in such Notice of Redemption (the "<u>Redemption Date</u>"). Each such Notice of Redemption shall state: (A) the Redemption Date; (B) the Series and number of Term Preferred Shares to be redeemed; (C) the CUSIP number for Term Preferred Shares of such Series; (D) the applicable Redemption Price on a per share basis; (E) if applicable, the place or places where the certificate(s) for such shares (properly endorsed or assigned for transfer, if the Board of Directors requires and the Notice of Redemption states) are to be surrendered for payment of the Redemption Price; (F) that dividends on the Term Preferred Shares to be redeemed will cease to accumulate from and after such Redemption Date; and (G) the provisions of these Articles Supplementary under which such redemption is made. If fewer than all Term Preferred Shares held by any Holder are to be redeemed, the Notice of Redemption delivered to such Holder shall also specify the number of Term Preferred Shares to be redeemed from such Holder or the method of determining such number. The Corporation may provide in any Notice of Redemption relating to a redemption contemplated to be effected pursuant to these Articles Supplementary that such redemption is subject to one or more conditions precedent and that the Corporation shall not be required to effect such redemption unless each such condition has been satisfied at the time or times and in the manner specified in such Notice of Redemption. No defect in the Notice of Redemption or delivery thereof shall affect the validity of redemption proceedings, except as required by applicable law.

(ii) If the Corporation shall give a Notice of Redemption, then at any time from and after the giving of such Notice of Redemption and prior to 12:00 noon, New York City time, on the Redemption Date (so long as any conditions precedent to such redemption have been met or waived by the Corporation), the Corporation shall (A) deposit with the Redemption and Paying Agent Deposit Securities having an aggregate Market Value on the date thereof no less than the Redemption Price of the Term Preferred Shares to be redeemed on the Redemption Date and (B) give the Redemption and Paying Agent irrevocable instructions and authority to pay the applicable Redemption Price to the Holders of the Term Preferred Shares called for redemption on the Redemption Date. The Corporation may direct the Redemption and Paying Agent with respect to the investment or reinvestment of any Deposit Securities prior to the Redemption Date, provided that such investment or reinvestment consists exclusively of Deposit Securities and provided further that the proceeds of any such investment shall be available at the opening of business on the Redemption Date as same day funds.

(iii) Upon the date of the deposit of such Deposit Securities, all rights of the Holders of the Term Preferred Shares so called for redemption shall cease and terminate except the right of the Holders thereof to receive the Redemption Price thereof and such Term Preferred Shares shall no longer be deemed Outstanding for any purpose whatsoever (other than (A) the transfer thereof prior to the applicable Redemption Date and (B) the accumulation of dividends thereon in accordance with the terms hereof up to (but excluding) the applicable Redemption Date, which accumulated dividends shall be payable only as part of the applicable Redemption Price on the Redemption Date). The Corporation shall be entitled to receive, promptly after the Redemption Date, any Deposit Securities in excess of the aggregate Redemption Price of the Term Preferred Shares called for redemption on the Redemption Date. Any Deposit Securities so deposited that are unclaimed at the end of ninety (90) calendar days from the Redemption Date shall, to the extent permitted by law, be repaid to the Corporation, after which the Holders of the Term Preferred Shares so called for redemption shall look only to the Corporation for payment of the Redemption Price thereof. The Corporation shall be entitled to receive, from time to time after the Redemption Date, any interest on the Deposit Securities so deposited.

(iv) On or after the Redemption Date, each Holder of Term Preferred Shares in certificated form (if any) that are subject to redemption shall surrender the certificate(s) evidencing such Term Preferred Shares to the Corporation at the place designated in the Notice of Redemption and shall then be entitled to receive the Redemption Price for such Term Preferred Shares, without interest, and in the case of a redemption of fewer than all the Term Preferred Shares represented by such certificate(s), a new certificate representing the Term Preferred Shares that were not redeemed.

(v) Notwithstanding the other provisions of this Section 2.5, except as otherwise required by law, the Corporation shall not redeem any Term Preferred Shares unless all accumulated and unpaid dividends and distributions on all Outstanding Term Preferred Shares and other series of Preferred Shares ranking on a parity with the Term Preferred Shares with respect to dividends and distributions for all applicable past dividend periods (whether or not earned or declared by the Corporation) (x) shall have been or are contemporaneously paid or (y) shall have been or are contemporaneously declared and Deposit Securities or sufficient funds (in accordance with the terms of such Preferred Stock) for the payment of such dividends and distributions shall have been or are contemporaneously deposited with the Redemption and Paying Agent or other applicable paying agent for such Preferred Stock in accordance with the terms of such Preferred Stock, provided, however, that the foregoing shall not prevent the purchase or acquisition of Outstanding Term Preferred Shares pursuant to an otherwise lawful purchase or exchange offer made on the same terms to Holders of all Outstanding Term Preferred Shares and any other series of Preferred Stock for which all accumulated and unpaid dividends and distributions have not been paid.

(vi) To the extent that any redemption for which Notice of Redemption has been provided is not made by reason of the absence of legally available funds therefor in accordance with the Articles and applicable law, such redemption shall be made as soon as practicable to the extent such funds become available. No Redemption Default shall be deemed to have occurred if the Corporation shall fail to deposit in trust with the Redemption and Paying Agent the Redemption Price with respect to any shares where (1) the Notice of Redemption relating to such redemption provided that such redemption was subject to one or more conditions precedent and (2) any such condition precedent shall not have been satisfied at the time or times and in the manner specified in such Notice of Redemption. Notwithstanding the fact that a Notice of Redemption has been provided with respect to any Term Preferred Shares, dividends may be declared and paid on such Term Preferred Shares in accordance with their terms if Deposit Securities for the payment of the Redemption Price of such Term Preferred Shares shall not have been deposited in trust with the Redemption and Paying Agent for that purpose.

(e) *Redemption and Paying Agent as Trustee of Redemption Payments by Corporation*. All Deposit Securities transferred to the Redemption and Paying Agent for payment of the Redemption Price of Term Preferred Shares called for redemption shall be held in trust by the Redemption and Paying Agent for the benefit of Holders of Term Preferred Shares so to be redeemed until paid to such Holders in accordance with the terms hereof or returned to the Corporation in accordance with the provisions of Section 2.5(d)(iii) above.

(f) *Compliance With Applicable Law*. In effecting any redemption pursuant to this Section 2.5, the Corporation shall use its best efforts to comply with all applicable conditions precedent to effecting such redemption under the 1940 Act and any applicable Maryland law, but shall effect no redemption except in accordance with the 1940 Act and any applicable Maryland law.

(g) *Modification of Redemption Procedures*. Notwithstanding the foregoing provisions of this Section 2.5, the Corporation may, in its sole discretion and without a shareholder vote, modify the procedures set forth above with respect to notification of redemption for the Term Preferred Shares, provided that such modification does not materially and adversely affect the Holders of the Term Preferred Shares or cause the Corporation to violate any applicable law, rule or regulation; and provided further that no such modification shall in any way alter the rights or obligations of the Redemption and Paying Agent without its prior consent.

2.6 *Voting Rights*.

(a) *One Vote Per Term Preferred Share*. Except as otherwise provided in the Articles or as otherwise required by law, (i) each Holder of Term Preferred Shares shall be entitled to one vote for each Term Preferred Share held by such Holder on each matter submitted to a vote of shareholders of the Corporation, and (ii) the holders of outstanding shares of Preferred Stock, including Outstanding Term Preferred Shares, and of outstanding shares of Common Stock shall vote together as a single class; provided, however, that the holders of outstanding shares of Preferred Stock, including Outstanding Term Preferred Shares, shall be entitled, voting as a separate class on a one-vote-per-share basis (to the exclusion of the Holders of all other securities and classes of Capital Stock of the Corporation), to elect two Directors of the Corporation at all times. Subject to Section 2.6(b), the Holders of outstanding shares of Common Stock and Preferred Stock, including Term Preferred Shares, voting together as a single class, shall elect the balance of the Directors.

(b) *Voting For Additional Directors*.

(i) *Voting Period*. During any period in which any one or more of the conditions described in clauses (A) or (B) of this Section 2.6(b)(i) shall exist (such period being referred to herein as a "Voting Period"), the number of Directors constituting the Board of Directors shall be automatically increased by the smallest number that, when added to the two Directors elected by the Holders of Preferred Stock, including Term Preferred Shares, would constitute a majority of the Board of Directors as so increased by such smallest number; and the Holders of Preferred Shares, including Term Preferred Shares, shall be entitled, voting as a separate class on a one-vote-per-share basis (to the exclusion of the Holders of all other securities and classes of Capital Stock of the Corporation), to elect such smallest number of additional Directors, together with the two Directors that such Holders are in any event entitled to elect. A Voting Period shall commence:

(A) if, at the close of business on any dividend payment date for any outstanding Preferred Share including any Outstanding Term Preferred Share, accumulated dividends (whether or not earned or declared) on such outstanding share of Preferred Stock equal to at least two (2) full years' dividends shall be due and unpaid and sufficient cash or specified securities shall not have been deposited with the Redemption and Paying Agent or other applicable paying agent for the payment of such accumulated dividends; or

(B) if at any time Holders of shares of Preferred Stock are otherwise entitled under the 1940 Act to elect a majority of the Board of Directors.

Upon the termination of a Voting Period, the voting rights described in this Section 2.6(b)(i) shall cease, subject always, however, to the revesting of such voting rights in the Holders of shares of Preferred Stock upon the further occurrence of any of the events described in this Section 2.6(b)(i).

(ii) *Notice of Special Meeting*. As soon as practicable after the accrual of any right of the Holders of shares of Preferred Stock to elect additional Directors as described in Section 2.6(b)(i), the Corporation shall call a special meeting of such Holders and notify the Redemption and Paying Agent and/or such other Person as is specified in the terms of such Preferred Stock to receive notice (i) by mailing or delivery by Electronic Means or (ii) in such other manner and by such other means as are specified in the terms of such Preferred Stock, a notice of such special meeting to such Holders, such meeting to be held not less than ten (10) nor more than thirty (30) calendar days after the date of the delivery by Electronic Means or mailing of such notice. If the Corporation fails to call such a special meeting, it may be called at the expense of the Corporation by any such Holder on like notice. The record date for determining the Holders of shares of Preferred Stock entitled to notice of and to vote at such special meeting shall be the close of business on the fifth (5th) Business Day preceding the calendar day on which such notice is mailed. At any such special meeting and at each meeting of Holders of shares of Preferred Stock held during a Voting Period at which Directors are to be elected, such Holders, voting together as a class (to the exclusion of the Holders of all other securities and classes of capital stock of the Corporation), shall be entitled to elect the number of Directors prescribed in Section 2.6(b)(i) on a one-vote-per-share basis.

(iii) *Terms of Office of Existing Directors*. The terms of office of the incumbent Directors of the Corporation at the time of a special meeting of Holders of the shares of Preferred Stock to elect additional Directors in accordance with Section 2.6(b)(i) shall not be affected by the election at such meeting by the Holders of Term Preferred Shares and such other Holders of shares of Preferred Stock of the number of Directors that they are entitled to elect, and the Directors so elected by the Holders of Term Preferred Shares and such other Holders of shares of Preferred Stock, together with the two (2) Directors elected by the Holders of shares of Preferred Stock in accordance with Section 2.6(a) hereof and the remaining Directors elected by the holders of the shares of Common Stock and Preferred Stock, voting together as a single class, shall constitute the duly elected Directors of the Corporation.

(iv) *Terms of Office of Certain Directors to Terminate Upon Termination of Voting Period*. Simultaneously with the termination of a Voting Period, the terms of office of the additional Directors elected by the Holders of the shares of Preferred Stock pursuant to Section 2.6(b)(i) shall terminate, the remaining Directors shall constitute the Directors of the Corporation and the voting rights of the Holders of shares of Preferred Stock to elect additional Directors pursuant to Section 2.6(b)(i) shall cease, subject to the provisions of the last sentence of Section 2.6(b)(i).

(c) *Holders of Term Preferred Shares to Vote on Certain Matters*.

(i) *Certain Amendments Requiring Approval of Term Preferred Shares*. Except as otherwise permitted by the terms of these Articles Supplementary, so long as any Term Preferred Shares are Outstanding, the Corporation shall not, without the affirmative vote or consent of the Holders of at least two-thirds (2/3) of the Term Preferred Shares of all Series Outstanding at the time, voting together as a separate class, amend, alter or repeal the provisions of the Articles, or these Articles Supplementary, whether by merger, consolidation or otherwise, so as to materially and adversely affect any preference, right or power of such Term Preferred Shares or the Holders thereof; provided, however, that (i) a change in the capitalization of the Corporation in accordance with Section 2.7 hereof shall not be considered to materially and adversely affect the rights and preferences of the Term Preferred Shares, and (ii) a division of a Term Preferred Share shall be deemed to affect such preferences, rights or powers only if the terms of such division materially and adversely affect the Holders of the Term Preferred Shares. For purposes of the foregoing, no matter shall be deemed to adversely affect any preference, right or power of a Term Preferred Share of such Series or the Holder thereof unless such matter (i) alters or abolishes any preferential right of such Term Preferred Share, or (ii) creates, alters or abolishes any right in respect of redemption of such Term Preferred Share (other than as a result of a division of a Term Preferred Share). So long as any Term Preferred Shares are Outstanding, the Corporation shall not, without the affirmative vote or consent of at least two-thirds (2/3) of the Holders of the Term Preferred Shares Outstanding at the time, voting as a separate class, file a voluntary application for relief under Federal bankruptcy law or any similar application under state law for so long as the Corporation is solvent and does not foresee becoming insolvent.

(ii) *1940 Act Matters*. Unless a higher percentage is provided for in the Articles, the affirmative vote of the Holders of at least "a majority of the outstanding shares of Preferred Stock," as determined in accordance with Section 2(a)(42) of the 1940 Act, including Term Preferred Shares Outstanding at the time, voting as a separate class, shall be required to approve (A) any plan of reorganization (as such terms is used in the 1940 Act) adversely affecting such shares, or (B) any action requiring a vote of security holders of the Corporation pursuant to Section 13(a) of the 1940 Act.

(iii) *Certain Amendments Requiring Approval of Specific Series of Term Preferred Shares*. Except as otherwise permitted by the terms of these Articles Supplementary, so long as any Term Preferred Shares of a Series are Outstanding, the Corporation shall not, without the affirmative vote or consent of the Holders of at least two-thirds (2/3) of the Term Preferred Shares of such Series, Outstanding at the time, voting as a separate class, amend, alter or repeal the provisions of the Appendix relating to such Series, whether by merger, consolidation or otherwise, so as to materially and adversely affect any preference, right or power set forth in such Appendix of the Term Preferred Shares of such Series or the Holders thereof; provided, however, that (i) a change in the capitalization of the Corporation in accordance with Section 2.7 hereof shall not be considered to materially and adversely affect the rights and preferences of the Term Preferred Shares of such Series, and (ii) a division of a Term Preferred Share shall be deemed to affect such preferences, rights or powers only if the terms of such division materially and adversely affect the Holders of the Term Preferred Shares of such Series; and provided, further, that no amendment, alteration or repeal of the obligation of the Corporation to (x) pay the Term Redemption Price on the Term Redemption Date for a Series, or (y) accumulate dividends at the Dividend Rate (as set forth in these Articles Supplementary and the applicable Appendix hereto) for a Series shall be effected without, in each case, the prior unanimous vote or consent of the Holders of such Series of Term Preferred Shares. For purposes of the foregoing, no matter shall be deemed to adversely affect any preference, right or power of a Term Preferred Share of a Series or the Holder thereof unless such matter (i) alters or abolishes any preferential right of such Term Preferred Share, or (ii) creates, alters or abolishes any right in respect of redemption of such Term Preferred Share.

(d) *Voting Rights Set Forth Herein Are Sole Voting Rights*. Unless otherwise required by law or the Articles, the Holders of Term Preferred Shares shall not have any relative voting rights or preferences or other special rights with respect to voting other than those expressly set forth in this Section 2.6.

(e) *No Cumulative Voting*. The Holders of Term Preferred Shares shall have no rights to cumulative voting.

(f) *Voting for Directors Sole Remedy for Corporation's Failure to Declare or Pay Dividends*. In the event that the Corporation fails to declare or pay any dividends on any Series of Term Preferred Shares on the Dividend Payment Date therefor, the exclusive remedy of the Holders of the Term Preferred Shares shall be the right to vote for Directors pursuant to the provisions of this Section 2.6. Nothing in this Section 2.6(f) shall be deemed to affect the obligation of the Corporation to accumulate and, if permitted by applicable law, the Articles and these Articles Supplementary, pay dividends at the Default Rate in the circumstances contemplated by Section 2.2(g) hereof.

(g) *Holders Entitled to Vote*. For purposes of determining any rights of the Holders of Term Preferred Shares to vote on any matter, whether such right is created by these Articles Supplementary, by the Articles, by statute or otherwise, no Holder of Term Preferred Shares shall be entitled to vote any Term Preferred Share and no Term Preferred Share shall be deemed to be "Outstanding" for the purpose of voting or determining the number of shares required to constitute a quorum if, prior to or concurrently with the time of determination of shares entitled to vote or the time of the actual vote on the matter, as the case may be, the requisite Notice of Redemption with respect to such Term Preferred Share shall have been given in accordance with these Articles Supplementary and Deposit Securities for the payment of the Redemption Price of such Term Preferred Share shall have been deposited in trust with the Redemption and Paying Agent for that purpose. No Term Preferred Share held by the Corporation shall have any voting rights or be deemed to be outstanding for voting or for calculating the voting percentage required on any other matter or other purposes.

(h) *Maryland General Corporation Law Matters*. The Corporation shall take such actions as may be necessary to effect the provisions of this Section 2.6 in accordance with Maryland General Corporation Law.

2.7 *Issuance of Additional Preferred Stock*.

So long as any Term Preferred Shares are Outstanding, the Corporation may, without the vote or consent of the Holders thereof, authorize, establish and create and issue and sell shares of one or more series of a class of senior securities of the Corporation representing stock under Section 18 of the 1940 Act, ranking on a parity with Term Preferred Shares as to the payment of dividends and the distribution of assets upon dissolution, liquidation or the winding up of the affairs of the Corporation, in addition to then Outstanding Series of Term Preferred Shares, including additional Series of Term Preferred Shares, and authorize, issue and sell additional shares of any such series of Preferred Stock then outstanding or so established and created, including additional Term Preferred Shares of any Series, in each case in accordance with applicable law, provided that the Corporation shall, immediately after giving effect to the issuance of such additional shares of Preferred Stock and to its receipt and application of the proceeds thereof, including to the redemption of shares of Preferred Stock with such proceeds, have Asset Coverage (calculated in the same manner as is contemplated by Section 2.4(b) hereof) of at least 200%.

2.8 *Status of Redeemed or Repurchased Term Preferred Shares.*

Term Preferred Shares that at any time have been redeemed or purchased by the Corporation shall, after such redemption or purchase, have the status of authorized but unissued shares of Capital Stock.

2.9 *Global Certificate.*

For so long as any Term Preferred Shares are Outstanding (i) all shares of any Series of Term Preferred Shares Outstanding from time to time shall be represented by one global certificate for such Series registered in the name of the Securities Depository or its nominee and (ii) no registration of transfer of shares of such Series of Term Preferred Shares shall be made on the books of the Corporation to any Person other than the Securities Depository or its nominee. The foregoing restriction on registration of transfer shall be conspicuously noted on the face or back of the global certificates.

2.10 *Notice.*

All notices or communications hereunder, unless otherwise specified in these Articles Supplementary, shall be sufficiently given if in writing and delivered in person, by telecopier, by Electronic Means or by overnight mail or delivery or mailed by first-class mail, postage prepaid. Notices delivered pursuant to this Section 2.10 shall be deemed given on the date received or, if mailed by first class mail, on the date five (5) calendar days after which such notice is mailed.

2.11 *Termination.*

In the event that no shares of a Series of Term Preferred Shares are Outstanding, all rights and preferences of the shares of such Series established and designated hereunder shall cease and terminate, and all obligations of the Corporation under these Articles Supplementary with respect to such Series shall terminate.

2.12 *Appendices.*

The designation of each Series of Term Preferred Shares shall be set forth in an Appendix to these Articles Supplementary. The Board of Directors may, by resolution duly adopted, without shareholder approval (except as otherwise provided by these Articles Supplementary or required by applicable law) (1) amend the Appendix to these Articles Supplementary relating to a Series so as to reflect any amendments to the terms applicable to such Series including an increase in the number of authorized shares of such Series and (2) add additional Series of Term Preferred Shares by including a new Appendix to these Articles Supplementary relating to such Series.

2.13 *Actions on Other than Business Days.*

Unless otherwise provided herein, if the date for making any payment, performing any act or exercising any right, in each case as provided for in these Articles Supplementary, is not a Business Day, such payment shall be made, act performed or right exercised on the next succeeding Business Day, with the same force and effect as if made or done on the nominal date provided therefor, and, with respect to any payment so made, no dividends, interest or other amount shall accrue for the period between such nominal date and the date of payment.

2.14 *Modification.*

The Board of Directors, without the vote of the Holders of Term Preferred Shares, may interpret, supplement or amend the provisions of these Articles Supplementary or any Appendix hereto to supply any omission, resolve any inconsistency or ambiguity or to cure, correct or supplement any defective or inconsistent provision, including any provision that is inconsistent or otherwise conflicts with any provision of the 1940 Act, the rules and regulations promulgated thereunder, any order issued thereunder by the Commission, or any interpretive position of the staff of the Commission pertaining thereto, in each case, that is applicable to the Corporation, or any provision that becomes defective after the date hereof because of impossibility of performance or any provision that is inconsistent with any provision of any other Capital Stock of the Corporation.

2.15 *No Additional Rights*.

Unless otherwise required by law or the Articles, the Holders of Term Preferred Shares shall not have any relative rights or preferences or other special rights other than those specifically set forth in these Articles Supplementary.

[Signature Page Begins on the Following Page]

IN WITNESS WHEREOF, Full Circle Capital Corporation has caused these presents to be signed as of [ ], 20[ ] in its name and on its behalf by its President or a Vice President and witnessed by its Secretary or Assistant Secretary.

FULL CIRCLE CAPITAL CORPORATION

Name: _____
Title: _____

WITNESS:

Name: _____
Title: _____

The undersigned President or a Vice President of Full Circle Capital Corporation, who executed on behalf of the Corporation the foregoing Articles Supplementary of which this Certificate is made a part, hereby acknowledges in the name and on behalf of said Corporation the foregoing Articles Supplementary to be the corporate act of the Corporation, and states under penalties of perjury that to the best of his knowledge, information and belief the matters and facts set forth therein with respect to the authorization and approval thereof are true in all material respects.

Name: _____
Title: _____

[Signature Page to the Articles Supplementary Establishing and Fixing the Rights and Preferences of Term Preferred Shares]